UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Determines Terms of Fourth Series of Domestic Unsecured Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on December 18, 2013, in Kyoto, Japan

Nidec Determines Terms of Fourth Series of

Domestic Unsecured Bonds

Nidec Corporation (NYSE: NJ, the “Company”) announced today that it has determined the terms of straight bonds (the “Bonds”) in the total principal amount of 50.0 billion yen to be issued in Japan under a shelf registration statement filed in Japan for the issuance from time to time of up to 200.0 billion yen aggregate principal amount of domestic bonds.  The registration statement expires on April 5, 2014.  The Company plans to use the funds raised through the issuance of the Bonds to repay short-term borrowings.

Terms of the Bonds (Fourth Series Unsecured Bonds)

1.

Total principal amount:

50.0 billion yen

2.

Book-entry bonds:

The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. will apply to the Bonds.

3.

Denomination of each bond:

100 million yen

4.

Interest rate:

0.207% per annum

5.

Issue price:

100% of the principal amount

6.

Redemption price:

100% of the principal amount

7.

Maturity date:

December 20, 2016

8.

Offering period:

December 18, 2013

9.

Issue date:

December 25, 2013

10.

Method of offering:

Public offering in Japan.  The Bonds will not be offered in the United States or to any U.S. persons.

11.

Security or guarantee:

The Bonds will be unsecured and not guaranteed.  There will be no assets reserved as security for the Bonds.

12.

Financial covenants:

The Bonds are subject to certain negative pledge restrictions.

13.

Redemption prior to maturity:

The Company may, at any time on or after the day following the issue date, repurchase the Bonds and cause such repurchased Bonds to be canceled, unless otherwise required by Japan Securities Depository Center, Inc.

14.

Interest payment dates:

June 20 and December 20 of each year

15.

Book-entry transfer institution:

Japan Securities Depository Center, Inc.

16.

Fiscal, issuing and paying agent:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

17.

Ratings:

The Bonds have been assigned a rating of “A+” by Rating and Investment Information, Inc. and “A+” by Japan Credit Rating Agency, Ltd.

Disclaimer regarding forward-looking statements:

This press release is intended as a general public announcement regarding Nidec Corporation’s issuance of unsecured straight bonds in Japan and should not be considered an offer to sell or solicitation of an offer to buy securities in any jurisdiction, including the United States.  The Bonds will not be or have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

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